Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter and year ended March 31, 2017 under IFRS

Gross Revenues for the year grew by 7.4%

IT Services Segment Revenue for the year grew by 7.0% YoY in constant currency

IT Services Segment Revenue for the quarter grew by 2.7% sequentially

Board of Directors recommends a Bonus Issue of 1:1

Bangalore, India and East Brunswick, New Jersey, USA – April 25, 2017 — Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its fourth quarter and year ended March 31, 2017.

Highlights of the Results

Results for the Year ended March 31, 2017:

•	Gross Revenues were ₹550.4 billion ($8.5 billion1), an increase of 7.4% YoY.

•	Non-GAAP constant currency IT Services Segment Revenue in dollar terms grew 7.0% YoY.

•	IT Services Segment Revenue was $7,704.5 million, an increase of 4.9% YoY.

•	IT Services Segment Revenue in Rupee terms was ₹528.4 billion ($8.1 billion1), an increase of 8.4% YoY.

•	IT Services Segment Profits[3] was ₹96.1 billion ($1.5 billion1), a decrease of 2.2% YoY.

•	IT Services Margins[4] was 18.0% for the year.

•	Net Income[2] was ₹84.9 billion ($1.3 billion1), a decrease of 4.7% YoY.

Results for the Quarter ended March 31, 2017:

•	Gross Revenues were ₹139.9 billion ($2.2 billion1), an increase of 2.6% YoY.

•	Non-GAAP constant currency IT Services Segment Revenue in dollar terms grew 1.7% sequentially and 5.2% YoY.

•	IT Services Segment Revenue was $1,954.6 million, an increase of 2.7% sequentially and 3.9% YoY.

•	IT Services Segment Revenue in Rupee terms was ₹134.0 billion ($2.1 billion1), an increase of 4.7% YoY.

•	IT Services Segment Profits[3] was ₹25.3 billion ($390 million1), an increase of 0.4% YoY.

•	IT Services Margins[4] was 18.3% flat as compared to the quarter ended December 31, 2016.

•	Net Income[2] was ₹22.6 billion ($349 million1), an increase of 1% YoY.

Outlook for the Quarter ending June 30, 2017

We expect Revenues from our IT Services business to be in the range of $1,915 million to $1,955 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.24, Euro/USD at 1.08, AUD/USD at 0.78, USD/INR at 66.26 and USD/CAD at 1.33.
1.	For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on March 31, 2017, for cable transfers in Indian Rupees, as certified by the Federal Reserve Board of New York, which was US $1= ₹64.85. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2017 was US$1= ₹68.57
2.	Net Income refers to ‘Profit for the period attributable to equity holders of the Company’
3.	Segment Profit refers to Segment Results Total which includes Other Operating Income. Other Operating Income is being included to present the effect from the sale of EcoEnergy division in the quarter ended March 31, 2017. Effective April 1, 2016, the segment results are measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items until the fiscal year ended March 31, 2016. Comparative information has been restated to reflect this change.
4.	Margins for the quarter and year ended March 31, 2017 have been computed by dividing Segment Results Total as per footnote 3 by an aggregate of Segment Revenue and Other Operating Income.

Capital Allocation

•	The Board of Directors recommends issue of bonus shares to shareholders (including to ADS holders) in the ratio of one equity share for every one equity share held as on the record date to be decided, subject to approval of shareholders through postal ballot.

•	The Board of Directors in its meeting held on January 25, 2017, had declared an interim dividend of Rs 2 per equity share for the year 2016-17. The Board recommend adoption of the interim dividend as the final dividend for the year 2016-17, thus, the total dividend for the year 2016-17 remains at Rs 2 per equity share.

•	The Board of Directors will consider a proposal for buyback of equity shares of the Company around July 2017.

Performance for the quarter ended March 31, 2017

“We delivered revenues within the guidance range in our fourth quarter,” said Abidali Z. Neemuchwala, Chief Executive Officer and Member of the Board. “We are confident that the recovery in Energy & Utilities and our demonstrated strength in Digital will help us improve our growth trajectory during the course of the current financial year.”

“We continue to maintain our focus on operational improvements and productivity enhancements,” said Jatin Dalal, Chief Financial Officer. “We sustained strong cash generation in FY17 even as the currency environment remained highly volatile.”

IT Services

Wipro completed the sale of its EcoEnergy division on March 1, 2017. The impact of sale of EcoEnergy division is reflected in the financials for the quarter ended March 31, 2017. During the quarter ended March 31, 2017, uncertainties around regulatory changes relating to the Affordable Care Act have led to a revision in estimates of revenue and earnings of HealthPlan Services. This has resulted in revision of carrying values of certain liabilities and assets. The net effect of the above events were 70 basis points favorable to margins4 in the quarter ended March 31, 2017.

Wipro continued its momentum in winning Large Deals globally as described below:

Wipro won a multi-year digital supply chain transformation contract from a leading network equipment provider to conceptualize and run their Order-to-Cash operations. Wipro will leverage its proprietary business platforms and expertise in robotics technology to enable a hyper-automated supply chain, which will be lean, agile and have the flexibility to meet the client’s current business challenges as well as help them stay ahead of future business disruptions.

A UK-based financial services group has chosen Wipro as a strategic partner to manage its global payments platform. Wipro will have the responsibility of running and upgrading the platform to ensure compliance with regulatory directives including PSD2 (Revised Payment Service Directive) and Future Clearing Model.

A multinational pharmaceutical company has awarded Wipro a contract to modernize and virtualize their end-user computing services, globally. Wipro will leverage its proprietary Desktop-as-a-service solution -VirtuaDesk to deliver a fully managed modular service on cloud that will significantly enhance user experience at the client organization and boost cross-functional collaboration across geographies in a secure manner.

Wipro won a multi-year engagement with Harte Hanks, a US-based global marketing services company specializing in omni-channel marketing solutions. As part of this engagement, Wipro will upgrade Harte Hanks’ data analytics and applications platform, create a scalable operating model and simplify the company’s IT related processes.

Wipro won a multi-year engagement with a global leader in internet related services and digital media. As part of this engagement, Wipro will enable end-to-end data operations for the client as well as support their strategy for new markets, product feature enhancements and customer feedback management.

An American medical technology company has chosen Wipro as its preferred partner to enable its advanced analytics journey. Wipro will leverage its Data Discovery Platform (DDP) to build data lakes and analytical use cases for the client. This engagement exemplifies Wipro’s vision of domain-led consulting, IP-based selling and the digital enablement of business decision making.

Wipro won a multi-year engagement with a leading North American insurance company to provide application management services. Wipro has also been empanelled as a preferred partner by the client for application development services.

A leading global independent software vendor and cloud platforms company has renewed a Technical Support Services engagement with Wipro. The engagement will support all of the customer’s strategic products across Americas, EMEA and APAC.

Digital Highlights

In an IDC Perspective on Wipro Digital, Future Services: Wipro Digital, IDC wrote “Wipro Digital is one example of how service companies of the future are being built on the dimensions of leadership, talent, tooling, and delivery model and a customer go-to-market focus demanded by the DX economy. Under the mantra of “Think it. Design it. Build it. Run it,” Wipro Digital is becoming more business transformation focused by expressing and using its own digital transformation and global scope to deliver holistic change to clients.”

“HfS Research launched this Blueprint to explore and share how the human-centered, action-oriented principles and method of Design Thinking are being integrated into the way service providers work in business operations and outsourcing.” explained Barbra McGann, Chief Research Officer, HfS Research. “Where in the past, Wipro would often come in with a technology solution, now it brings together designers, engineers, and the client to better understand the business problem and the experience of the end user and explore how the technology can address it in a more iterative approach. Clients we talked to appreciate how the designers help, for example, in understanding what goes on in the end user’s mind and how that drives decisions and actions that help shape a relevant solution. We can see how Wipro is on a path to integrating Design Thinking more broadly into the way it works with clients to transform and ‘digitize’ operations.”

“Wipro stood out for its service delivery excellence combined with a smart automation and acquisition strategy. We also found that Wipro is one of the early movers for intelligent automation in this space, aspiring to use its HOLMES platform to apply intelligent automation to digital marketing automation.” said Melissa O’Brien, Research Director, HfS Research.

A cleaning solutions and hygiene company has awarded Wipro multiple projects, which draw upon Wipro’s full range of digital services. Wipro’s Digital Command Center will support the client’s ‘build and run’ digital and IoT initiatives. Designit will also transform and enhance the multi-channel customer experience for the client.

An international airport operator has awarded an engagement to Wipro that involves research on passengers and various stakeholders involved in airport operations, creating passenger journey maps and the identification of opportunity spaces to improve the overall airport experience.

Wipro will enable a global bank to roll out 200+ APIs / Microservices over the course of one year and support the bank’s larger digitization program.

Wipro will develop an integrated solution for a North American manufacturer of building materials. The solution will leverage the combined strength of Designit’s experience-led approach and an agile ecommerce rollout plan by Wipro.

A few of the notable wins in Cloud Applications are as follows:

•	A global provider of food, facilities and services across industries has chosen Appirio, a Wipro company, for a strategic assessment of their sales processes, recommend improvements in worker experience, followed by a buildout of new functionality in preparation for their national sales kickoff.

•	Appirio has been selected to implement a retail franchisee solution for a leading convenience store company to enable the merchandising team to collect franchisee experience and store performance data.

•	Appirio was selected to transform the ‘Quote to Cash’ processes for a global industrial conglomerate across multiple lines of business.

•	A global provider of money movement and payment services selected Appirio to reimagine their processes to manage invoices and payments across 40 currencies.

•	A leading foodservices distributor in the US has chosen Appirio to transform their customer and worker experiences across their lines of business.

•	Appirio was selected to transform the ‘Record to Report’ processes of a leading provider of advanced software services. The solution will be delivered using a leading cloud based ERP platform.

Delivery Excellence

“I am very happy with the services that Wipro provides to NBN. Wipro’s delivery approach, consistency, responsiveness, ability to provide SLA based response, resolution, excellent account, and relationship team that works with NBN have contributed to their success in NBN. Wipro has been always transparent, ethical and prompt in their approach and working with NBN. They are always looking for Win-Win solutions. Working with Wipro, we get a true business partner who is invested in the long term success of my business,” said Gordon Macmillan, Executive General Manager, IT Operations and Infrastructure support, CIO organization, NBN.

Awards and accolades

Wipro has been recognized with the ‘Challenge the Future® 2017 award by Information Services Group (ISG), a leading global technology research and advisory firm. e-KYC, Wipro’s enterprise-Know Your Customer (KYC) solution, built on the Wipro HOLMES Artificial Intelligence PlatformTM, has been recognized in the ‘Best Outcome Delivered through Automation’ award category for its innovative, best-in-class smart automation capabilities.

Wipro is featured as a representative vendor in the “Gartner Market Guide for Blockchain Consulting and Proof-of-Concept Development Services” February 22, 2017, Jacqueline Heng et al.*

Wipro is positioned as a Leader in the NelsonHall NEAT Evaluation on RPA & AI for Banking 2017. The report features Wipro HOLMES as the cornerstone of Wipro’s RPA & AI offering to the banking industry and acknowledges Wipro’s strength in extensive proprietary RPA and AI solutions portfolio. NelsonHall recognizes that “Wipro is now starting to expand its automation capabilities into increasingly complex processes such as underwriting, reconciliation, and disbursements. Wipro is also beginning to increase its go to market focus on AI using its proprietary HOLMES platform to support clients which want to create on-premise AI capabilities and processing, rather than primarily cloud based AI capabilities.”

Appirio, a Wipro company, is positioned in the “Winner’s Circle” in Hfs research Blueprint Report on Salesforce services because of unique cloud services capabilities, end-user focus, and industry-sector approach. Hfs says, “Appirio also received excellent reference client feedback, which highlighted industry sector understanding, analytics capabilities and vision as particular strengths.”

IT Products

•	Revenue for the year ended March 31, 2017 was ₹25.9 billion ($400 million1).

•	Revenue for the quarter ended March 31, 2017 was ₹6.6 billion ($102 million1).

Please refer the table on page 8 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 8 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter and year ended March 31, 2017, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link-http://services.choruscall.eu/links/wipro170125.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

*	Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360-degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 170,000, serving clients across 6 continents. For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Pavan N Rao	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-80-3991 6450
pavan.rao@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of March 31,
	2016	2017	2017
			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
ASSETS
Goodwill	101,991	125,796	1,940
Intangible assets	15,841	15,922	246
Property, plant and equipment	64,952	69,794	1,076
Derivative assets	260	106	2
Investments	4,907	7,103	110
Trade receivables	1,362	3,998	62
Non-current tax assets	11,751	12,008	185
Deferred tax assets	4,286	3,098	48
Other non-current assets	15,828	16,793	259

Total non-current assets	221,178	254,618	3,928

Inventories	5,390	3,915	60
Trade receivables	99,614	94,846	1,463
Other current assets	32,894	30,751	474
Unbilled revenues	48,273	45,095	695
Investments	204,244	292,030	4,503
Current tax assets	7,812	9,804	151
Derivative assets	5,549	9,747	150
Cash and cash equivalents	99,049	52,710	813

Total current assets	502,825	538,898	8,309

TOTAL ASSETS	724,003	793,516	12,237

EQUITY
Share capital	4,941	4,861	75
Share premium	14,642	469	7
Retained earnings	425,118	490,930	7,570
Share based payment reserve	2,229	3,555	55
Other components of equity	18,242	20,489	316

Equity attributable to the equity holders of the Company	465,172	520,304	8,023
Non-controlling interest	2,212	2,391	37

Total equity	467,384	522,695	8,060

LIABILITIES
Long - term loans and borrowings	17,361	19,611	302
Deferred tax liabilities	5,108	6,614	102
Derivative liabilities	119	2	—
Non-current tax liabilities	8,231	9,547	147
Other non-current liabilities	7,225	5,500	85
Provisions	14	4	—

Total non-current liabilities	38,058	41,278	636

Loans, borrowings and bank overdrafts	107,860	122,801	1,894
Trade payables and accrued expenses	68,187	65,486	1,010
Unearned revenues	18,076	16,150	249
Current tax liabilities	7,015	8,101	125
Derivative liabilities	2,340	2,708	42
Other current liabilities	13,821	13,027	201
Provisions	1,262	1,270	20

Total current liabilities	218,561	229,543	3,541

TOTAL LIABILITIES	256,619	270,821	4,177

TOTAL EQUITY AND LIABILITIES	724,003	793,516	12,237

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2016	2017	2017	2016	2017	2017
			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1			Convenience translation into US dollar in millions (unaudited)
Gross revenues	136,324	139,875	2,157	512,440	550,402	8,487
Cost of revenues	(95,843)	(100,771)	(1,554)	(356,724)	(391,544)	(6,038)
Gross profit	40,481	39,104	603	155,716	158,858	2,449

Selling and marketing expenses	(8,983)	(11,836)	(183)	(34,097)	(40,817)	(629)
General and administrative expenses	(7,796)	(7,267)	(111)	(28,626)	(32,021)	(493)
Foreign exchange gains/(losses), net	1,093	745	11	3,867	3,777	58
Other operating income	—	4,082	63		4,082	63

Results from operating activities	24,795	24,828	383	96,860	93,879	1,448

Finance expenses	(1,284)	(1,053)	(16)	(5,582)	(5,183)	(80)
Finance and other income	5,710	5,636	87	23,655	21,660	334
Profit before tax	29,221	29,411	454	114,933	110,356	1,702
Income tax expense	(6,648)	(6,742)	(104)	(25,366)	(25,213)	(389)

Profit for the period	22,573	22,669	350	89,567	85,143	1,313

Attributable to:
Equity holders of the company	22,380	22,611	349	89,075	84,895	1,309
Non-controlling interest	193	58	1	492	248	4

Profit for the period	22,573	22,669	350	89,567	85,143	1,313

Earnings per equity share:
Attributable to equity share holders of the company
Basic	9.11	9.35	0.14	36.26	34.96	0.54
Diluted	9.09	9.32	0.14	36.18	34.85	0.54

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,457,344,850	2,417,784,033	2,417,784,033	2,456,559,400	2,428,540,505	2,428,540,505
Diluted	2,462,738,033	2,424,847,105	2,424,847,105	2,461,689,908	2,435,673,569	2,435,673,569
Additional Information
Segment Revenue
IT Services Business Units
BFSI	32,552	34,911	538	128,147	135,967	2,096
HLS	16,905	20,456	315	58,358	82,242	1,268
CBU	20,970	21,204	327	79,514	83,417	1,286
ENU	17,917	17,515	270	70,866	68,883	1,062
MNT	29,747	30,657	473	113,422	119,175	1,838
COMM	9,877	9,278	143	37,009	38,756	598

IT SERVICES TOTAL	127,968	134,021	2,066	487,316	528,440	8,148
IT PRODUCTS	9,603	6,613	102	29,722	25,922	400
RECONCILING ITEMS	(154)	(14)	—	(731)	(183)	(3)

TOTAL	137,417	140,620	2,168	516,307	554,179	8,545

Segment Result
IT Services Business Units
BFSI	6,931	5,153	80	27,902	24,939	386
HLS	3,067	(11)	—	12,009	9,479	146
CBU	3,664	3,719	57	13,590	14,493	223
ENU	3,408	4,097	63	13,475	14,421	222
MNT	6,125	5,969	92	24,223	23,453	362
COMM	1,679	1,449	22	5,990	6,149	95
OTHERS	—		—		—	—
OTHER OPERATING INCOME	—	4,082	63	—	4,082	63
UNALLOCATED	305	811	13	1,064	(951)	(15)

TOTAL IT SERVICES	25,179	25,269	390	98,253	96,065	1,482
IT PRODUCTS	(325)	(428)	(7)	(1,007)	(1,680)	(26)
RECONCILING ITEMS	(59)	(13)	—	(386)	(506)	(8)

TOTAL	24,795	24,828	383	96,860	93,879	1,448

FINANCE EXPENSE	(1,284)	(1,053)	(16)	(5,582)	(5,183)	(80)
FINANCE AND OTHER INCOME	5,710	5,636	87	23,655	21,660	334

PROFIT BEFORE TAX	29,221	29,411	454	114,933	110,356	1,702
INCOME TAX EXPENSE	(6,648)	(6,742)	(104)	(25,366)	(25,213)	(389)

PROFIT FOR THE PERIOD	22,573	22,669	350	89,567	85,143	1,313

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical. The revised industry verticals are as follows: Finance Solutions (BFSI), Healthcare, Lifesciences & Services (HLS), Consumer (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services. In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware products, software licenses and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended Mar 31, 2017			Three Months ended Mar 31, 2017
IT Services Revenue as per IFRS	$1,954.6		IT Services Revenue as per IFRS	$1,954.6
Effect of Foreign currency exchange movement	$(19.3)		Effect of Foreign currency exchange movement	$25.2

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$1,935.3		Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$1,979.8

Year ended Mar 31, 2017
IT Services Revenue as per IFRS		$7,704.5
Effect of Foreign currency exchange movement		$155.3

Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates		$7,859.8